GREAT-WEST
LIFECO INC.

RECEIVED

2006 AUG 24 P 12:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 21, 2006

06016302

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Interim Comparative Financial Statements (unaudited) for the period ending June 30, 2006;
- Interim MD&A for the period ending June 30, 2006;
- CEO/CFO Certification dated August 2, 2006;
- Press Release dated July 24, 2006 announcing the quarterly conference call and audio webcast to discuss the first quarter results;
- Press Release dated August 2, 2006 announcing first quarter results;

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

PROCESSED
AUG 28 2006
THOMSON
FINANCIAL

Encls.

dw 8/24

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

N:\las\qtr\2006\2006-08DIV.doc

19-01/02

RECEIVED
2006 AUG 24 P 12:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GREAT-WEST LIFECO INC.

QUARTERLY REPORT

6 MONTHS RESULTS

January 1 to June 30, 2006

E1138(06/06)-06/06

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to June 30, 2006

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at June 30, 2006 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $461 million for the three months ended June 30, 2006 compared to net income of $446 million reported a year ago. On a per share basis, this result represents $0.516 per common share for the three months ended June 30, 2006, an increase of 3% (11% on a constant currency basis) compared to $0.500 per common share for 2005.

For the six months ended June 30, 2006, net income attributable to common shareholders was $907 million compared to $865 million reported a year ago. On a per share basis, this result represents $1.017 per common share for the six months ended June 30, 2006, an increase of 5% (13% on a constant currency basis) compared to $0.971 per common share for 2005.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- Quarterly dividends declared were $0.24 per common share, an increase of 1 5/8 cents or 7.3% per common share, payable September 29, 2006. Dividends paid on common shares for the six months ended June 30, 2006 were 15% higher than a year ago.
- Earnings per common share for the second quarter of 2006 increased 3% (11% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity increased to 21.7% for the twelve months ended June 30, 2006 compared to 20.3% a year ago.
- Assets under administration at June 30, 2006 totalled $191.3 billion, up $14.0 billion from December 31, 2005 levels.

Consolidated net earnings for Lifeco are the net earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CONSTANT CURRENCY

The translation of foreign currency denominated earnings to Canadian dollars in 2006 and the expiry in 2005 of favourable forward foreign exchange contracts has resulted in a decrease in the Company's Canadian dollar equivalent earnings of approximately $35 million for the second quarter and $69 million for the first half of 2006.

Adjusting for the negative impact of currency in 2006, earnings per common share for the second quarter and first half increased 11% and 13%, respectively.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.24 per share on the common shares of the Company payable September 29, 2006 to shareholders of record at the close of business September 1, 2006.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share,

all payable September 29, 2006 to shareholders of record at the close of business September 1, 2006.

Raymond L. McFeetors
President and Chief Executive Officer

August 2, 2006

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
June 30, 2006	**$1.12**	**$1.14**	**$1.1400**
March 31, 2006	$1.17	$1.15	$1.1500
December 31, 2005	$1.17	$1.21	$1.3152
June 30, 2005	$1.23	$1.24	$1.3305
March 31, 2005	$1.21	$1.23	$1.3178
British pound			
June 30, 2006	**$2.06**	**$2.04**	**$2.0400**
March 31, 2006	$2.03	$2.02	$2.0200
December 31, 2005	$2.00	$2.21	$2.3272
June 30, 2005	$2.20	$2.31	$2.3072
March 31, 2005	$2.28	$2.32	$2.3013
Euro			
June 30, 2006	**$1.42**	**$1.40**	**$1.4000**
March 31, 2006	$1.42	$1.39	$1.3900
December 31, 2005	$1.38	$1.51	$1.6159
June 30, 2005	$1.48	$1.59	$1.6104
March 31, 2005	$1.57	$1.61	$1.6053

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During the first six months of 2005, gains net of tax of $20 million were recognized on these contracts. There are no contracts in place for 2006.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,444**	$ 3,784	17%	**$ 8,139**	$ 8,344	-2%
Self-funded premium equivalents (ASO contracts)	**1,886**	1,945	-3%	**3,805**	3,835	-1%
Segregated funds deposits:						
Individual products	**2,148**	1,411	52%	**4,169**	2,983	40%
Group products	**1,168**	1,322	-12%	**2,721**	2,550	7%
Total premiums and deposits	**9,646**	8,462	14%	**18,834**	17,712	6%
Fee and other income	**667**	620	8%	**1,324**	1,202	10%
Paid or credited to policyholders	**4,959**	4,081	22%	**8,960**	8,897	1%
Net income - common shareholders before adjustments (1)	**461**	455	1%	**907**	878	3%
Adjustments after tax (1)	**-**	9	-	**-**	13	-
Net income - common shareholders	**461**	446	3%	**907**	865	5%
Per common share						
Basic earnings before adjustments (1)	**$ 0.516**	$ 0.511	1%	**$ 1.017**	$ 0.986	3%
Adjustments after tax (1)	**-**	0.011		**-**	0.015	
Basic earnings after adjustments	**0.516**	0.500	3%	**1.017**	0.971	5%
Dividends paid	**0.22375**	0.195	15%	**0.44750**	0.390	15%
Book value				**10.17**	9.64	5%
Return on common shareholders' equity (12 months)						
Net income before adjustments (1)				**21.9%**	20.6%	
Net income				**21.7%**	20.3%	
At June 30						
Total assets				**$ 112,945**	$ 98,254	15%
Segregated funds assets				**78,349**	71,878	9%
Total assets under administration				**$ 191,294**	$ 170,132	12%
Share capital and surplus				**$ 10,162**	$ 9,085	12%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended June 30, 2005 includes restructuring costs related to the acquisition of $9 after tax, or $0.011 per common share; $13 after tax, or $0.015 per common share for the six months ended June 30 2005. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

Lifeco's net income attributable to common shareholders for the six months ended June 30, 2006, was $907 million compared to $865 million reported a year ago. On a per share basis, this result represents $1.017 per common share ($1.010 diluted) for the six months ended June 30, 2006, an increase of 5% (13% on a constant currency basis) compared to $0.971 ($0.962 diluted) per common share for 2005.

Europe – For the second quarter, net income attributable to common shareholders was $96 million, a decrease of $5 million or 5% from 2005. Insurance & Annuities increased by $10 million or 13%, while Reinsurance remained in line with last year at $21 million. Corporate net income decreased $15 million year-over-year. The increase in Insurance & Annuities and Reinsurance net income in local currencies was partially mitigated by the negative impact of currency translation.

Lifeco Corporate – For the second quarter, Lifeco Corporate net income attributable to common shareholders was a charge of $7 million compared to a charge of $17 million in 2005.

Net income - common shareholders	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Canada	**$ 245**	$ 212	16%	**$ 449**	$ 398	13%
United States	**127**	150	-15%	**261**	294	-11%
Europe	**96**	101	-5%	**207**	202	2%
Lifeco Corporate						
Total holding company	**(7)**	(8)		**(10)**	(16)	
Restructuring costs	**-**	(9)		**-**	(13)	
Total Lifeco Corporate	**(7)**	(17)		**(10)**	(29)	
Total Lifeco	**$ 461**	$ 446	3%	**$ 907**	$ 865	5%

Total revenue for the second quarter of 2006 was $6,627 million and was comprised of premium income of $4,444 million, net investment income of $1,516 million and fee and other income of $667 million. Total revenue for the second quarter of 2005 was $5,731 million. It was comprised of premium income of $3,784 million, net investment income of $1,327 million and fee and other income of $620 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

Total premiums and deposits were $9,646 million, an increase of 14% over 2005. Premiums and deposits in Canada increased $161 million, while United States decreased $91 million, and Europe increased $1,114 million. The increase in Canada is due to higher individual life insurance premiums and segregated funds deposits. The decrease in the United States reflects higher premiums and deposits in the Financial Services business which was more than offset by the negative impact of currency translation. The increase in Europe reflects higher premiums and deposits in the individual segregated fund market partially offset by the negative impact of currency translation.

For the six months ended June 30, 2006, total premiums and deposits at $18,834 million, were 6% higher than 2005. Premiums and deposits in Canada increased $674 million, while United States decreased $531 million, and Europe increased $979 million. The increase in Canada is due to higher group insurance results, individual life insurance premiums and higher individual and group segregated funds deposits. The decrease in the United States reflects the negative impact of currency translation and higher premiums and deposits in the Financial Services business. The increase in Europe reflects the effect of both higher premiums and deposits in the Reinsurance business and in the individual segregated fund market, partially offset by the negative impact of currency translation.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In the second quarter, consolidated amounts paid or credited to policyholders were $4,959 million, up $878 million over the second quarter of 2005. The $878 million increase was attributable to the United States and Europe which were up $111 million and $816 million, respectively. This was partly offset by Canada, which was down $49 million from the second quarter of 2005. The large increase in Europe is due to the growth of payout annuities in the UK from the Phoenix and London acquisition and to a large payout annuity reinsurance contract written in 2006.

For the six months ended June 30, 2006, consolidated amounts paid or credited to policyholders were $8,960 million, up $63 million over the same period in 2005. The $63 million increase was attributable to Europe which was up $510 million. This was offset by Canada which was down $40 million and the United States which was down $407 million from the same period in 2005 due to the strengthening Canadian dollar and lower Financial Services premium.

OTHER BENEFITS AND EXPENSES

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other benefits and expenses

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Total expenses	**$ 559**	$ 567	-1%	**$ 1,137**	$ 1,144	-1%
Less: investment expenses	**18**	14	29%	**34**	27	26%
Operating expenses	**541**	553	-2%	**1,103**	1,117	-1%
Commissions	**332**	331	-	**674**	660	2%
Financing charges	**51**	49	4%	**98**	97	1%
Premium taxes	**66**	64	3%	**126**	125	1%
Total	**$ 990**	$ 997	-1%	**$ 2,001**	$ 1,999	-

Operating expenses for the three months ended June 30, 2006 decreased $12 million or 2% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $271 million or 17% in Canada, $103 million or 20% in the US and $1,048 million or 57% in Europe in the same period.

Operating expenses for the six months ended June 30, 2006 decreased $14 million or 1% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $879 million or 26% in Canada, $178 million or 14% in the US and $896 million or 23% in Europe in the same period.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities

Other assets have increased by approximately $8.9 billion due to an increase in funds held by ceding insurers of approximately $9.4 billion as a result of the agreement to acquire the non-participating payout annuity business of Equitable Life.

Asset quality – general fund assets

The Company's allowance for credit losses decreased by $10 million to $109 million at June 30, 2006. The combination of the allowance for credit losses of $109 million, together with the $1,306 million provision for future credit losses in actuarial liabilities represents 1.8% of bond, mortgage and real estate assets at June 30, 2006 (1.7% at December 31, 2005).

Non-performing loans

	June 30, 2006				December 31, 2005			
Asset class	Bonds	Mortgages	Foreclosed real estate	Total	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 123	$ 15	$ 11	$ 149	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses

	June 30, 2006			December 31, 2005		
	Specific provisions	Non-specific provisions	Total	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 48	$ 61	$ 109	$ 51	$ 68	$ 119

Fair value

The fair value of invested assets exceeded their carrying value by $1.0 billion as at June 30, 2006 compared to $4.2 billion at December 31, 2005. The decrease in fair value is due primarily to rising interest rates. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and debentures will in time be amortized to net income.

LIABILITIES

Liabilities have increased from $89.1 billion at December 31, 2005 to $99.2 billion at June 30, 2006. The increase is attributable to an increase in actuarial liabilities and debentures and other debt instruments. All other liabilities have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

Actuarial liabilities increased by approximately $9.8 billion mostly due to the agreement to acquire the non-participating payout annuity business of Equitable Life, which increased actuarial liabilities by approximately $9.4 billion in the quarter.

Debentures and other debt instruments increased from $1.9 billion to $2.2 billion mainly as a result of the issuance of $336 million (US$ 300 million) of Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

Cash flows

Cash flows	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Cash flows relating to the following activities:				
Operations	**$ 1,799**	$ 1,564	**$ 1,747**	$ 2,630
Financing	**385**	(214)	**160**	(399)
Investment	**(1,682)**	(1,256)	**(1,722)**	(1,779)
Increase (decrease) in cash & certificates of deposit	**502**	94	**185**	452
Effects of changes in exchange rates on cash and certificates of deposit	**10**	(72)	**40**	(98)
Cash & certificates of deposit, beginning of period	**2,674**	2,804	**2,961**	2,472
Cash & certificates of deposit, end of period	**$ 3,186**	$ 2,826	**$ 3,186**	$ 2,826

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

The increase in cash flow from operations is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. In the second quarter, cash was used to acquire additional invested assets of $1,682 million supporting policy liabilities.

In addition, financing activities, provided $385 million reflecting the issue of $300 million of preferred shares by the Company and $336 million of subordinated debentures by a subsidiary. Financing activities include dividend payments of $213 million. The weakening of the Canadian dollar against the British pound and the euro increased reported cash & certificates of deposit by $10 million.

The increase in cash flows for the six months ended June 30, 2006 is due to the same reasons as for the three month period above.

Commitments/contractual obligations

Commitments/contractual obligations have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

Capital management and adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at June 30, 2006 was 211% (208% at December 31, 2005). London Life's MCCSR ratio at June 30, 2006 was 240% (237% at December 31, 2005). Canada Life's MCCSR ratio at June 30, 2006 was 220% (231% at December 31, 2005).

GWL&A's risk-based capital ratio was 473% at December 31, 2005, well in excess of that required by the National Association of Insurance Commissioners.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the balance sheet.

The Company will mark-to-market certain investments, primarily investments actively traded in a public market, and certain debt instruments. Changes in market values will flow through net income for investments backing actuarial liabilities. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities. Similarly, net income will reflect market value changes in certain debt instruments and realized gains and losses on certain investments backing surplus. Unrealized gains and losses on investments backing surplus will flow through Other Comprehensive Income until they are realized. No change to the Company's method of accounting for real estate or loans is anticipated.

Life Insurance enterprises will no longer defer realized gains on financial instruments (bonds, stock, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred realized gains, carried on the balance sheet at December 31, 2006, will be transferred to retained earnings on transition to the new rules.

The Company is reviewing the potential impact that these new accounting requirements will have on the financial statements of the Company.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets backing surplus that will exist at the time of transition to the new accounting rules.

Other Comprehensive Income will reflect movement previously credited or charged to surplus (currency translation account), as well as some market value changes not previously recorded (unrealized gains or losses on assets backing surplus).

FINANCIAL INFORMATION – CANADA

Consolidated operations

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,636**	$ 1,593	**$ 3,211**	$ 3,102
Net investment income	**686**	693	**1,370**	1,377
Fee and other income	**223**	189	**439**	378
Total income	**2,545**	2,475	**5,020**	4,857
Benefits and expenses:				
Paid or credited to policyholders	**1,617**	1,666	**3,145**	3,185
Other	**527**	497	**1,147**	1,076
Amortization of finite life intangible assets	**4**	3	**7**	7
Net operating income before income taxes	**397**	309	**721**	589
Income taxes	**91**	64	**173**	125
Net income before non-controlling interests	**306**	245	**548**	464
Non-controlling interests	**50**	26	**78**	52
Net income - shareholders	**256**	219	**470**	412
Perpetual preferred share dividends	**11**	7	**21**	14
Net income - common shareholders	**$ 245**	$ 212	**$ 449**	$ 398

NET INCOME

Net income - common shareholders

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 91**	$ 78	17%	**$ 165**	$ 144	15%
Individual Insurance & Investment Products	**142**	136	4%	**286**	261	10%
Corporate	**12**	(2)	-	**(2)**	(7)	-
	$ 245	$ 212	16%	**$ 449**	$ 398	13%

Six months

Net income attributable to common shareholders was $165 million, which represents an increase of $21 million or 15% compared to the six months ended June 30, 2005.

The increase reflects improved experience on small and mid-size long term disability cases, more favorable morbidity results due to actuarial reserve basis change in 2006, and better expense results. Mitigating the increase was less favorable investment and mortality experience.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended June 30			For the six months ended June 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 464**	$ 455	2%	**$ 925**	$ 905	2%
Large case	- insured	**399**	386	3%	**786**	785	-
	- ASO	**543**	502	8%	**1,089**	976	12%
	- creditor/direct marketing	**37**	28	32%	**69**	68	1%
Sub-total		**1,443**	1,371	5%	**2,869**	2,734	5%
Premiums reinsured							
Small/mid-sized case		**(116)**	(117)		**(233)**	(245)	
Large case	- insured	**(108)**	(87)		**(212)**	(189)	
Net premiums		**$ 1,219**	$ 1,167	4%	**$ 2,424**	$ 2,300	5%

Sales		For the three months ended June 30			For the six months ended June 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 51**	$ 43	19%	**$ 90**	$ 85	6%
Large case	- insured	**12**	6	100%	**31**	28	11%
	- ASO	**20**	47	-57%	**83**	66	26%
	- creditor/direct marketing	**25**	6	317%	**27**	29	-7%
Total sales		**$ 108**	$ 102	6%	**$ 231**	$ 208	11%

In quarter

Total net premiums and deposits were $1,219 million, which is 4% higher than the second quarter of 2005. Excluding the impact of $224 million of premiums ceded under a bulk reinsurance agreement ($204 million in 2005), premiums and deposits increased 5% over the comparative period in 2005. Large case ASO premiums and deposits increased 8% resulting from strong sales in the first quarter of 2006. Creditor/direct marketing net premiums increased 32% mainly due to an increase in the percentage of premium reinsured in 2005 retroactive to the beginning of the year.

Overall sales results in the quarter were up 6% compared to 2005. The decrease in large case ASO sales was mainly due to one sale of $28 million in 2005 that was not repeated in 2006. The increase in creditor/direct marketing was due to a large sale in 2006 for $21 million.

Six months

Total net premiums and deposits were $2,424 million, which is 5% higher than the six months ended June 30, 2005. Excluding the impact of $445 million of premiums ceded under a bulk reinsurance agreement ($434 million in 2005), premiums and deposits increased 5% over the comparative period in 2005. Large case ASO premiums and deposits increased 12% resulting from strong sales in 2006.

IRIS net income was $48 million compared to $41 million in the second quarter of 2005. Higher segregated funds and Quadrus mutual funds asset levels have resulted in an increase in fees. These positive results were mitigated somewhat by reduced income from a decline in guaranteed product assets.

Group Retirement Services net income was $24 million compared to $33 million in the second quarter of 2005. The decrease in net income reflects higher strain from increased sales of payout annuities, less favourable actuarial reserve basis change in 2006 and lower investment gains.

Net income attributable to participating policyholder was $46 million, $23 million more than in the second quarter of 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Six months

Net income attributable to common shareholders was $286 million compared to $261 million for the six months ended June 30, 2005, an increase of $25 million or 10%.

Individual Life net income was $113 million compared to $85 million for the six months ended June 30, 2005. The increase in net income reflects a more favourable actuarial reserve basis change in 2006 and improved mortality experience. This result was partially offset by additional new business strain due to the large increase in universal life sales in 2006.

Living Benefits net income was $33 million compared to $31 million for the six months ended June 30, 2005. The increase in net income reflects improved investment and morbidity experience partially offset by less favourable surrender experience and lower expense gains.

IRIS net income was $91 million compared to $87 million for the six months ended June 30, 2005, reflecting growth in segregated funds and Quadrus mutual funds asset levels. These positive results were mitigated somewhat by reduced income from a decline in guaranteed product assets.

Group Retirement Services net income was $49 million compared to $58 million for the six months ended June 30, 2005. The decrease in net income reflects higher strain from increased sales of payout annuities, less favourable actuarial reserve basis change in 2006 and lower income from a decline in guaranteed product assets partially offset by an increase in fees from investment fund asset growth.

Net income attributable to participating policyholder was $69 million, $26 million more than for the six months ended June 30, 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Six months

Individual life insurance sales of $97 million for the six months ended June 30, 2006 were $17 million or 21% higher than the comparative period in 2005, as universal life product sales doubled over the six months ended June 30, 2005. All distribution channels exhibited significant growth in universal life sales over 2005. Sales of term products were 4% higher than the six months ended June 30, 2005 due to increases in the Gold Key and exclusive channels. While participating product sales decreased 3%, this was entirely due to fewer large case sales in the exclusive channel. Participating policy count volumes were strong in all channels and the independent MGA/National Account channel exhibited exceptional 50% sales growth due increased promotional efforts.

Premiums and deposits on individual life products increased $51 million over the six months ended June 30, 2005, highlighted by 11% growth in non-participating life insurance revenue premium. These results reflect both continued strong persistency and sales momentum, particularly in the universal life product line.

LIVING BENEFITS

In quarter

Total living benefits sales were $10 million, 9% lower than in the second quarter of 2005 due mainly to exceptional critical illness sales in 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in first half of 2005.

Total living benefits premiums were $60 million, 3% higher than the second quarter of 2005. The result reflects growth in both disability and critical illness premiums, evidencing good persistency and strong sales in the last half of 2005.

Six months

Total living benefits sales were $19 million, 17% lower, and premiums were $119 million, 4% higher, than for the six months ended June 30, 2005 for the same reasons as the three month period.

Six months
IRIS experienced a strong first half highlighted by a 16% increase in segregated funds sales over the six months ended June 30, 2005 with all three companies achieving double digit growth. This sales growth is partly due to the momentum created from a lengthy period of good investment fund markets and the continuing strong marketing and competitive product offerings. Segregated fund assets increased by 4% in year to $18.9 billion at June 30, 2006. This increase in assets was achieved from good net cash flow and an increase in Canadian equity securities market value, evidenced by 3% increase in the S&P/TSX Composite Index from year end.

Premiums from risk-based products decreased 20% from the six months ended June 30, 2005 and sales were down 20% for the same reasons as the three month period.

Sales of mutual funds through Quadrus Investment Services increased 57% over the six months ended June 30, 2005. Mutual fund assets grew by 23% from December 31, 2005 to nearly $4.1 billion at June 30, 2006. Since late 2005, Quadrus has acquired books of mutual funds business comprising $640 million of assets and over 82 representatives which has contributed to the growth in third party mutual fund assts under administration.

GROUP RETIREMENT SERVICES

In quarter
Segregated funds deposits decreased by 1% versus 2005 with deposits to administered plans increasing by 10% offset by a decline in large investment only deposits. Sales of new plans increased 10% over 2005, continuing the momentum from the first quarter. Segregated fund assets declined 2% in quarter due to declines in the investment market evidenced by a 4% decrease in the S&P/TSX Composite Index.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 52% increase in group payout annuity sales. This increase is attributable to the Company's increased focus on the product as integration efforts have wound down.

The $1 billion decline in other plan assets is largely due to the decline in the markets and the loss of a $770 million contract. The loss of this low margin, record keeping services only contract has allowed resources to be directed to increasing our more profitable businesses. The Company has a strategy in place to improve the profitability on the remaining block of other plan assets over the next few years.

Six months
Segregated fund deposits increased 16% in the period with deposits to administered plans increasing by 19% while large investment only deposits increased by 4%. Sales of new plans increased 80% over 2005 highlighted by outstanding large case results in the first quarter. Segregated fund assets increased 4% from December 31, 2005 due to strong net cash flow and modest increases in the investment market evidenced by a 3% increase in the S&P/TSX Composite Index.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 119% increase in group payout annuity sales. The Company has been successful in the large group payout annuity market in the last 12 months.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

2006 DEVELOPMENTS

- Net income in US dollars increased 3% over the second quarter of 2005.
- Healthcare net income in US dollars decreased $15 million or 33% related to poor aggregate stop-loss experience.
- Membership continued its upward trend, due to growth in specialty markets.
- Financial Services net income in US dollars has increased 22% in the second quarter of 2006 primarily as a result of higher fee income and net investment margins.
- GWL&A has reached an agreement to acquire certain 401(k) plan business from Metropolitan Life Insurance Company and its affiliates.

AGREEMENT TO ACQUIRE 401(k) PLAN BUSINESS

On June 26, 2006, GWL&A entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $6.8 billion (U.S. $6.1 billion) of participant account values.

Selected consolidated financial information - United States

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 2,616**	$ 2,707	-3%	**$ 5,379**	$ 5,910	-9%
Fee and other income	**290**	296	-2%	**587**	590	-1%
Paid or credited to policyholders	**843**	732	15%	**1,681**	2,088	-19%
Net income - common shareholders	**127**	150	-15%	**261**	294	-11%
Total assets				**$ 26,665**	$ 29,045	-8%
Segregated funds assets (1)				**16,433**	17,329	-5%
Total assets under administration				**$ 43,098**	$ 46,374	-7%

1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of June 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $40 million compared to $414 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $377 million as of June 30, 2006 compared to $383 million for the same period in 2005 to avoid overstatement of customer account values under management.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 1,602**	$ 1,629	-2%	**$ 3,278**	$ 3,275	-
Financial Services	**1,014**	1,078	-6%	**2,101**	2,635	-20%
Total premiums and deposits	**$ 2,616**	$ 2,707	-3%	**$ 5,379**	$ 5,910	-9%
Summary by Type						
Risk-based products	**677**	572	18%	**$ 1,369**	$ 1,776	-23%
Self-funded premium equivalents (ASO contracts)	**1,343**	1,443	-7%	**2,716**	2,859	-5%
Segregated funds deposits						
Individual products	**97**	47	106%	**173**	102	70%
Group products	**499**	645	-23%	**1,121**	1,173	-4%
Total premiums and deposits	**$ 2,616**	$ 2,707	-3%	**$ 5,379**	$ 5,910	-9%
Total premiums and deposits US $	**$ 2,314**	$ 2,162	7%	**$ 4,717**	$ 4,766	-1%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 146**	$ 136	7%	**$ 497**	$ 471	6%
Financial Services	**470**	377	25%	**988**	836	18%
Total sales	**$ 616**	$ 513	20%	**$ 1,485**	$ 1,307	14%
Total sales US $	**$ 547**	$ 408	34%	**$ 1,302**	$ 1,053	24%

BUSINESS UNITS – UNITED STATES

HEALTHCARE

Net income

In quarter

In quarter earnings in the Healthcare business unit in US dollars totalled $28 million, which is a 33% decrease compared to second quarter of 2005. Aggregate stop-loss experience deteriorated primarily in the Select Market and Mid-Markets. The poor aggregate stop loss experience was due to pricing levels resulting from competitive market conditions, higher medical trend in 2006 compared to the same period last year and a combination of faster claims processing and faster submission of claims by providers. This was partially offset by increased administrative fees on higher membership, particularly in Select and Specialty Markets. Unfavourable currency translation impacted net income by $7 million in the quarter.

Six months

For the six months ended June 30, 2006, earnings in the Healthcare business unit in US dollars totalled $71 million, which is an 17% decrease compared to same period in 2005. A deterioration in the aggregate stop-loss claims experience in all US Market segments and individual stop-loss claims experience primarily in Mid and National Markets, as discussed above, was partially offset by increased administrative fees on higher membership and increased Pharmacy Benefit Management revenue. Unfavourable currency translation impacted net income by $15 million for the six months ended June 30, 2006.

Membership at June 30, 2006 of 2.077 million members increased 3% from 2.025 million members at December 31, 2005, mainly due to Specialty Market sales.

Healthcare sales increased 15% to $436 million for six months ended June 30, 2006 over the same period last year in US dollars. This increase is attributable to increased average premium per member sold combined with an increase in Select and Specialty Markets.

FINANCIAL SERVICES

Net income

In quarter

In quarter earnings were $89 million, which is flat compared to the same period in 2005. In US dollars, earnings increased 22% compared to the same period in 2005. The increase in-quarter was due primarily to higher investment margins and fee income due to growth from new institutional client relationships and the improvement in the U.S. equity markets. Unfavourable currency translation impacted net income by $14 million in the quarter.

Six months

For the six months ended June 30, 2006, earnings were $172 million, which is flat compared to the same period in 2005. In US dollars, earnings increased 17% compared to the same period in 2005. The increase was due primarily to higher investment margins and fee income mentioned above. Unfavourable currency translation impacted net income by $26 million for the six months ended June 30, 2006.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits	**For the three months ended June 30**			**For the six months ended June 30**		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 275**	$ 214	29%	**$ 520**	$ 429	21%
Retirement Services	**739**	864	-14%	**1,581**	2,206	-28%
Total premiums and deposits	**$ 1,014**	$ 1,078	-6%	**$ 2,101**	$ 2,635	-20%
Total premiums and deposits US $	**$ 897**	$ 859	4%	**$ 1,842**	$ 2,125	-13%

Sales	**For the three months ended June 30**			**For the six months ended June 30**		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 152**	$ 56	-	**$ 258**	$ 103	-
Retirement Services	**318**	321	-1%	**730**	733	-
Total sales	**$ 470**	$ 377	25%	**$ 988**	$ 836	18%
Total sales US $	**$ 416**	$ 301	38%	**$ 866**	$ 674	28%

Financial Services - Retirement Services customer account values

	Change for the three months ended June 30		Total at June 30		
	2006	2005	**2006**	2005	**% Change**
General account - fixed options					
Public/Non-profit	**$ (217)**	$ 97	**$ 4,072**	$ 4,668	-13%
401(k)	**(14)**	42	**1,250**	1,326	-6%
	$ (231)	$ 139	**$ 5,322**	$ 5,994	-11%
Segregated funds - variable options					
Public/Non-profit	**$ (538)**	$ 214	**$ 6,179**	$ 6,738	-8%
401(k)	**(566)**	259	**7,298**	7,636	-4%
	$ (1,104)	$ 473	**$ 13,477**	$ 14,374	-6%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ (2,196)**	$ 2,144	**$ 43,152**	$ 38,529	12%
401(k)	**(245)**	286	**6,424**	6,343	1%
Institutional (FASCore)	**(2,285)**	2,686	**26,905**	21,792	23%
	$ (4,726)	$ 5,116	**$ 76,481**	$ 66,664	15%

All of the customer account values were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

Account values invested in the general account fixed investment options have decreased in US dollars by 2% compared to the same period last year, due to the termination of a single large case that totalled $60 million US dollars.

Account values invested in the segregated variable investment options have remained relatively flat in US dollars when comparing June of 2006 to June of 2005.

Participant accounts' values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 26% in US dollars in 2006. The increase is primarily attributable to an increase in participants from institutional cases and improvement in U.S. equity markets.

2006 DEVELOPMENTS

- Shareholder net income was $96 million, down 5% from the second quarter of 2005. Excluding the unfavourable currency translation impact, shareholder net income was up 8%.
- Insurance & Annuities premiums and deposits increased by $620 million, up 42% over the second quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities premiums and deposits increased 60%.
- Insurance & Annuities sales increased by $567 million, up 57% over the second quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities sales grew by 76%.
- The Company purchased a payout annuity block of business from The Equitable Life Assurance Society in the U.K.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

During the quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. The block of business adds approximately 130,000 annuity policies. This represents a significant increase to Canada Life Limited's existing annuity business and brings the Company's annuity policies to a total of approximately 280,000 policies. This acquisition, along with Phoenix and London Assurance Limited payout annuity acquisition in 2005, furthers the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company will assume a block of payout annuity liabilities, and receive a corresponding amount of assets. At year-end 2005, the value of the assets and liabilities was £4.6 billion ($9.3 billion). Effective January 1, 2006, the Company acquired these liabilities by way of indemnity reinsurance. Arrangements are being made to transfer the policies and supporting assets to the Company. This transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval.

At June 30, 2006, the transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion on the consolidated balance sheet.

FINANCIAL INFORMATION – EUROPE

Selected consolidated financial information - Europe

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,498**	$ 2,384	47%	**$ 5,930**	$ 4,951	20%
Fee and other income	**154**	135	14%	**298**	234	27%
Paid or credited to policyholders	**2,499**	1,683	48%	**4,134**	3,624	14%
Net income - common shareholders	**96**	101	-5%	**207**	202	2%
Total assets				**$ 36,854**	$ 21,126	74%
Segregated funds assets				**21,573**	18,269	18%
Total assets under administration				**$ 58,427**	$ 39,395	48%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
UK / Isle of Man	**1,741**	1,138	53%	**$ 2,918**	$ 2,147	36%
Ireland / Germany	**335**	315	6%	**654**	665	-2%
International	**5**	8	-38%	**10**	17	-41%
Insurance & Annuities	**$ 2,081**	$ 1,461	42%	**$ 3,582**	$ 2,829	27%
Reinsurance	**1,417**	923	54%	**2,348**	2,122	11%
Total premiums and deposits	**$ 3,498**	$ 2,384	47%	**$ 5,930**	$ 4,951	20%
Summary by Type						
Risk-based products	**$ 2,131**	1,619	32%	**$ 3,559**	$ 3,466	3%
Segregated funds deposits						
Individual products	**1,367**	765	79%	**2,371**	1,485	60%
Total premiums and deposits	**$ 3,498**	$ 2,384	47%	**$ 5,930**	$ 4,951	20%

Sales	For the three months ended June 30			For the six months ended June 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
UK / Isle of Man	**$ 1,392**	$ 830	68%	**$ 2,311**	$ 1,569	47%
Ireland / Germany	**176**	171	3%	**349**	394	-11%
International	**-**	-	-	**-**	-	-
Insurance & Annuities	**$ 1,568**	$ 1,001	57%	**$ 2,660**	$ 1,963	36%
Reinsurance	**1,333**	852	56%	**2,187**	1,988	10%
Total sales	**$ 2,901**	$ 1,853	57%	**$ 4,847**	$ 3,951	23%

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

Net income

In quarter

Net income attributable to common shareholders increased $10 million or 13%, to $89 million compared to the second quarter of 2005. Excluding the unfavourable currency translation impact of $11 million, net income was up 27%.

The increase in earnings was driven by growth in the UK payout annuity business due particularly to improved new business margins and the contribution from the payout annuity block acquired in 2005 from Phoenix and London. The Phoenix and London contribution represents mortality, investment and expense experience, which is emerging more favourably than the pricing assumptions. In addition, earnings benefited from improved mortality experience in the Group insurance business.

REINSURANCE

Net income

In quarter
Net income for the Reinsurance business unit was $21 million, in line with the same period in 2005. Excluding the unfavourable currency translation impact of $2 million, net income was up 6%. The 2006 results reflect higher renewal profits, lower new business strain and improved mortality experience offset by an increase in provisions recorded in the quarter on certain property and casualty contracts.

The 2005 results included an increase in provisions for adverse developments of $41 million, and a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG, and Canada Life Assurance (Ireland) Ltd., a subsidiary of Canada Life, to provide guarantee risk protection.

Six months
Net income for the Reinsurance business unit was $43 million, a decrease of $1 million from the six months ended June 30, 2005. Excluding the unfavourable currency translation impact of $4 million, net income was up 7%. The 2006 results reflect higher renewal profits, lower new business strain and favourable mortality experience offset by an increase in provisions recorded in the second quarter on certain property and casualty contracts.

The 2005 results also included favourable investment experience and asset/liability matching, an increase in provision for adverse development of $41 million as well as a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG and Canada Life Assurance (Ireland) Ltd., to provide guarantee risk protection.

Premiums and deposits and sales

In quarter
Premiums and deposits for the Reinsurance business unit were $1,417 million, an increase of $494 million or 54% over the second quarter of 2005. Sales were $1,333 million, an increase of $481 million or 56% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006.

Six months
Premiums and deposits for the Reinsurance business unit were $2,348 million, an increase of $226 million or 11% over the six months ended June 30, 2005. Sales were $2,187 million, an increase of $199 million or 10% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006 as well as the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations	**For the three months ended June 30**		**For the six months ended June 30**	
	2006	2005	**2006**	2005
Income:				
Premium income	$ -	$ -	$ -	$ -
Net investment income	-	(3)	-	(6)
Fee and other income	-	-	-	-
Total income	-	(3)	-	(6)
Benefits and expenses:				
Paid or credited to policyholders	-	-	-	-
Other	1	1	2	2
Restructuring costs	-	11	-	18
Amortization of finite life intangible assets	-	-	-	-
Net operating income before income taxes	(1)	(15)	(2)	(26)
Income taxes	6	2	8	3
Net income before non-controlling interests	(7)	(17)	(10)	(29)
Non-controlling interests	-	-	-	-
Net income - common shareholders	(7)	(17)	(10)	(29)

In quarter

Corporate net income was a charge of $7 million compared to a charge of $17 million in the second quarter of 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($9 million in 2005), $3 million of U.S. withholding tax ($4 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, and $1 million of operating expense ($4 million of operating expense in 2005) incurred at the Lifeco level.

Six months

Corporate net income was a charge of $10 million compared to a charge of $29 million for the six months ended June 30, 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($13 million in 2005), $6 million of U.S. withholding tax ($10 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, and $1 million of operating expense ($6 million of operating expense in 2005) incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	June 30, 2006	December 31, 2005	June 30, 2005
Assets			
Bonds	**$ 60,479**	$ 59,298	$ 56,446
Mortgage loans	**14,855**	14,605	14,659
Stocks	**4,236**	4,028	3,635
Real estate	**1,868**	1,842	1,785
Loans to policyholders	**6,670**	6,646	6,778
Cash and certificates of deposit	**3,186**	2,961	2,826
Funds held by ceding insurers	**11,526**	2,556	2,106
Goodwill	**5,324**	5,327	5,329
Intangible assets	**1,452**	1,453	1,483
Other assets (note 4)	**3,349**	3,445	3,207
Total assets	**$ 112,945**	$ 102,161	$ 98,254
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 81,105**	$ 71,263	$ 67,183
Provision for claims	**1,110**	999	1,209
Provision for policyholder dividends	**537**	535	591
Provision for experience rating refunds	**378**	401	468
Policyholder funds	**2,134**	2,088	2,048
	85,264	75,286	71,499
Debentures and other debt instruments (note 5)	**2,204**	1,903	2,073
Funds held under reinsurance contracts	**3,954**	4,089	4,331
Other liabilities (note 6)	**4,019**	4,231	4,072
Repurchase agreements	**1,049**	1,023	1,213
Deferred net realized gains	**2,693**	2,598	2,453
	99,183	89,130	85,641
Preferred shares (note 9)	**775**	787	797
Capital trust securities and debentures (note 7)	**647**	648	650
Non-controlling interests (note 8)			
Participating surplus in subsidiaries	**1,814**	1,741	1,714
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**155**	157	158
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	799	499
Common shares	**4,671**	4,660	4,658
Accumulated surplus	**5,338**	4,860	4,385
Contributed surplus	**23**	19	17
Currency translation account	**(969)**	(849)	(474)
	10,162	9,489	9,085
Liabilities, share capital and surplus	**$ 112,945**	$ 102,161	$ 98,254

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Operations				
Net income	**$ 475**	$ 453	**$ 931**	$ 879
Adjustments for non-cash items:				
Change in policy liabilities	**274**	579	**403**	1,458
Change in funds held by ceding insurers	**379**	102	**431**	230
Change in funds held under reinsurance contracts	**(19)**	(70)	**(97)**	(68)
Change in current income taxes payable	**15**	82	**(74)**	(71)
Future income tax expense	**26**	(18)	**78**	102
Other	**649**	436	**75**	100
Cash flows from operations	**1,799**	1,564	**1,747**	2,630
Financing Activities				
Issue of common shares	**5**	2	**17**	12
Issue of preferred shares	**300**	-	**300**	-
Purchased and cancelled common shares	**(15)**	(14)	**(30)**	(27)
Redemption of preferred shares	**(12)**	-	**(12)**	-
Issue of subordinated debentures in subsidiary	**336**	-	**336**	-
Repayment of debentures and other debt instruments	**(10)**	(21)	**(22)**	(22)
Share issue costs	**(6)**	-	**(6)**	-
Dividends paid	**(213)**	(181)	**(423)**	(362)
	385	(214)	**160**	(399)
Investment Activities				
Bond sales and maturities	**9,570**	11,326	**22,353**	20,549
Mortgage loan repayments	**473**	725	**911**	1,567
Stock sales	**262**	360	**556**	600
Real estate sales	**(74)**	32	**45**	68
Change in loans to policyholders	**(133)**	(135)	**(220)**	(172)
Change in repurchase agreements	**4**	278	**118**	390
Investment in bonds	**(10,782)**	(12,535)	**(23,526)**	(22,063)
Investment in mortgage loans	**(673)**	(771)	**(1,205)**	(1,741)
Investment in stocks	**(285)**	(363)	**(638)**	(752)
Investment in real estate	**(44)**	(173)	**(116)**	(225)
	(1,682)	(1,256)	**(1,722)**	(1,779)
Effect of changes in exchange rates on cash and certificates of deposit	**10**	(72)	**40**	(98)
Increase in cash and certificates of deposit	**512**	22	**225**	354
Cash and certificates of deposit, beginning of period	**2,674**	2,804	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 3,186**	$ 2,826	**$ 3,186**	$ 2,826

	For the six months ended June 30, 2006				
	Investment income earned	**Amortization of net realized and unrealized gains**	**Provision for credit losses**	**Investment expenses**	**Net investment income**
Bonds	**$ 1,809**	**$ 124**	**$ 6**	**$ -**	**$ 1,939**
Mortgage loans	**431**	**24**	**1**	**-**	**456**
Stocks	**65**	**124**	**-**	**-**	**189**
Real estate	**54**	**29**	**-**	**-**	**83**
Other	**206**	**-**	**-**	**(34)**	**172**
	$ 2,565	**$ 301**	**$ 7**	**$ (34)**	**$ 2,839**

	For the six months ended June 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,567	$ 131	$ 19	$ -	$ 1,717
Mortgage loans	446	27	15	-	488
Stocks	74	88	-	-	162
Real estate	75	19	-	-	94
Other	185	-	-	(27)	158
	$ 2,347	$ 265	$ 34	$ (27)	$ 2,619

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Interest on long-term debentures and other debt instruments	**$ 30**	$ 30	**$ 57**	$ 59
Preferred share dividends	**9**	9	**19**	19
Interest on capital trust debentures	**12**	12	**24**	24
Other	**2**	-	**3**	-
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(2)	**(5)**	(5)
Total	**$ 51**	$ 49	**$ 98**	$ 97

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 4.9% to 5.5% (4.0% to 5.0% in 2005)	**$ 103**	$ 112	$ 97
Revolving credit in respect of reinsurance business with interest rates from 5.8% to 5.9% maturing within one year (5.0% to 5.2% in 2005)	**2**	14	18
Total short term	**105**	126	115
Long term			
Operating:			
Notes payable with interest rate of 8.0%	**8**	9	10
Capital:			
Lifeco			
Five year term facility	**-**	-	150
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
	1,000	1,000	1,150
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**250**	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**200**	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	**100**	100	100
Acquisition related fair market value adjustment	**8**	13	32
	558	563	582
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	**197**	205	216
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	**336**	-	-
Total long term	**2,099**	1,777	1,958
Total debentures and other debt instruments	**$ 2,204**	$ 1,903	$ 2,073

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2006 and June 30, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West Life	**$ 30**	$ 30	**$ 59**	$ 60
London Life	**190**	155	**352**	304
Canada Life	**45**	47	**92**	90
GWL&A	**26**	30	**69**	80
Policyholder dividends				
Great-West Life	**(25)**	(24)	**(51)**	(48)
London Life	**(141)**	(135)	**(280)**	(267)
Canada Life	**(44)**	(46)	**(90)**	(89)
GWL&A	**(24)**	(28)	**(64)**	(77)
Net income	**57**	29	**87**	53
Preferred shareholder dividends of subsidiaries	**5**	4	**9**	9
Total	**$ 62**	$ 33	**$ 96**	$ 62

(b) The carrying value of non-controlling interests consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Participating surplus:			
Great-West Life	**$ 380**	$ 372	$ 372
London Life	**1,218**	1,151	1,118
Canada Life	**27**	25	18
GWL&A	**189**	193	206
	$ 1,814	$ 1,741	$ 1,714
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**10**	12	13
	$ 155	$ 157	$ 158

10. Stock Based Compensation

50,000 options were granted under the Company's stock option plan during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second quarter of 2005). The weighted-average fair value of options granted during the six months ended June 30, 2006 were $5.48 per option ($6.68 per option during the six months ended June 30, 2005). Compensation expense of $5 after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2006 ($3 after tax for the six months ended June 30, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Pension benefits	**$ 18**	$ 15	**$ 37**	$ 33
Other benefits	**5**	12	**12**	22
Total	**$ 23**	$ 27	**$ 49**	$ 55

12. Earnings Per Common Share

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
a) Earnings				
Net income - common shareholders	**$ 461**	$ 446	**$ 907**	$ 865
b) Number of common shares				
Average number of common shares outstanding			**890,989,489**	890,986,618
Add:				
-Potential exercise of outstanding stock options			**6,649,699**	7,892,591
Average number of common shares outstanding - diluted basis			**897,639,188**	898,879,209
Earnings per common share				
Basic	**$ 0.516**	$ 0.500	**$ 1.017**	$ 0.971
Diluted	**$ 0.513**	$ 0.496	**$ 1.010**	$ 0.962

14. Segmented Information

Consolidated Operations

For the three months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,636	$ 677	$ 2,131	$ -	$ 4,444
Net investment income	686	337	493	-	1,516
Fee and other income	223	290	154	-	667
Total income	2,545	1,304	2,778	-	6,627
Benefits and expenses:					
Paid or credited to policyholders	1,617	843	2,499	-	4,959
Other	527	286	176	1	990
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	397	175	102	(1)	673
Income taxes	91	44	(5)	6	136
Net income before non-controlling interests	306	131	107	(7)	537
Non-controlling interests	50	4	8	-	62
Net income - shareholders	256	127	99	(7)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 127	$ 96	$ (7)	$ 461

For the six months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,211	$ 1,369	$ 3,559	$ -	$ 8,139
Net investment income	1,370	672	797	-	2,839
Fee and other income	439	587	298	-	1,324
Total income	5,020	2,628	4,654	-	12,302
Benefits and expenses:					
Paid or credited to policyholders	3,145	1,681	4,134	-	8,960
Other	1,147	575	277	2	2,001
Amortization of finite life intangible assets	7	-	2	-	9
Restructuring costs	-	-	-	-	-
Net operating income *before income taxes*	721	372	241	(2)	1,332
Income taxes	173	105	19	8	305
Net income before non-controlling interests	548	267	222	(10)	1,027
Non-controlling interests	78	6	12	-	96
Net income - shareholders	470	261	210	(10)	931
Perpetual preferred share dividends	21	-	3	-	24
Net income - common shareholders	$ 449	$ 261	$ 207	$ (10)	$ 907

RECEIVED
2006 AUG 24 P 12: 44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F2 - Certification of Interim Filings

I, R.L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006

'R.L. McFeetors'
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006

'W.W. Lovatt'
Vice-President, Finance, Canada

Form 52-109F2 - Certification of Interim Filings

I, M.T.G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 2, 2006

'M.T.G. Graye'
Vice-President, Finance, United States

GREAT-WEST LIFECO INC

RECEIVED
2006 AUG 24 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RELEASE

TSX:GWO

Great-West Lifeco Inc. to release second quarter results

Winnipeg, July 24, 2006. . . Great-West Lifeco Inc. will release its second quarter financial results on Wednesday August 2, 2006.

The results will be discussed at a quarterly conference call and audio webcast at 2 p.m. (EDT) on August 2.

The audio webcast and slide presentation will be accessible on Great-West Lifeco's website following the release of the second quarter results, along with a printer-friendly version of the slide presentation, at this location:
http://www.greatwestlifeco.com/english/presentations/2_08_06.html

The one-hour call, hosted by company management, can also be accessed in listen-only mode by calling the following numbers:

- Participants in the Toronto area: 416-641-6106
- Participants from North America: 1-866-696-5895
- Participants from Overseas: Dial international access code first, then 1-800-6578-9888

A replay of the call will be available from August 2, 2006 until August 9, 2006 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170772#).

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $182 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

RECEIVED
2006 AUG 24 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RELEASE

Readers are referred to the caution regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports second quarter 2006 results and dividend increase

Winnipeg, August 2, 2006 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $461 million for the three months ended June 30, 2006 compared to net income of $446 million reported a year ago. On a per share basis, this result represents $0.516 per common share for the three months ended June 30, 2006, an increase of 3% (11% on a constant currency basis) compared to $0.500 per common share for 2005.

For the six months ended June 30, 2006, net income attributable to common shareholders was $907 million compared to $865 million reported a year ago. On a per share basis, this result represents $1.017 per common share for the six months ended June 30, 2006, an increase of 5% (13% on a constant currency basis) compared to $0.971 per common share for 2005.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights

- Quarterly dividends declared were $0.24 per common share, an increase of 1 5/8 cents or 7.3% per common share, payable September 29, 2006. Dividends paid on common shares for the six months ended June 30, 2006 were 15% higher than a year ago.
- Earnings per common share for the second quarter of 2006 increased 3% (11% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity increased to 21.7% for the twelve months ended June 30, 2006 compared to 20.3% a year ago.
- Assets under administration at June 30, 2006 totalled $191.3 billion, up $14.0 billion from
- December 31, 2005 levels.

Consolidated net earnings for Lifeco are the net earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter of 2006 increased 16% to $245 million from $212 million at June 30, 2005. For the six months ended June 30, 2006, earnings were up 13% to $449 million from $398 million at June 30, 2005.

Total sales for the six months ended June 30, 2006 were $4.3 billion, an increase of 26% over June 30, 2005 levels.

Total assets under administration at June 30, 2006 were $89.8 billion, up $1.7 billion from December 31, 2005 levels.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the second quarter of 2006 in US $ increased 3% to $112 million from $109 million at June 30, 2005. For the six months ended June 30, 2006, earnings increased 5% to $229 million from $219 million at June 30, 2005. Translated to Canadian $, earnings for the six months ended June 30, 2006 were $261 million compared to $294 million a year ago.

Total sales for the six months ended June 30, 2006 were US $1,302 million, an increase of 24% over June 30, 2005 levels.

Total assets under administration of US $38.5 billion at June 30, 2006 were up $0.6 billion from December 31, 2005 levels.

EUROPE

Consolidated net earnings of the European segment of Lifeco include operating currencies in British Pounds Sterling £, Euros €, US $ and Canadian $. For the second quarter of 2006, on a constant currency basis, net earnings attributable to common shareholders increased 9% compared to June 30, 2005. For the six months ended June 30, 2006, on a constant currency basis, earnings increased 16%. Translated to Canadian $, 2006 earnings were $96 million and $207 million for the second quarter and six months respectively, compared to $101 million and $202 million for 2005.

Total sales for the six months ended June 30, 2006 were Canadian $ 4.8 billion, an increase of 36% on a constant currency basis over June 30, 2005 levels.

Total assets under administration at June 30, 2006 were Canadian $ 58.4 billion, up $13.5 billion from December 31, 2005 levels.

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were a net charge of $7 million for the second quarter of 2006, and a net charge of $10 million for the six months ended June 30, 2006 compared to net charges of $17 million and $29 million in 2005.

Corporate net earnings for Lifeco attributable to common shareholders in 2005 included restructuring costs related to the acquisition of Canada Life Financial Corporation of $9 million and $13 million for the second quarter and six months, respectively.

.../3

Caution regarding Forward-Looking Information and Non-GAAP Financial Measures
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This release may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings or sales on a constant currency basis", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

.../5

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,444**	$ 3,784	17%	**$ 8,139**	$ 8,344	-2%
Self-funded premium equivalents (ASO contracts)	**1,886**	1,945	-3%	**3,805**	3,835	-1%
Segregated funds deposits:						
Individual products	**2,148**	1,411	52%	**4,169**	2,983	40%
Group products	**1,168**	1,322	-12%	**2,721**	2,550	7%
Total premiums and deposits	**9,646**	8,462	14%	**18,834**	17,712	6%
Fee and other income	**667**	620	8%	**1,324**	1,202	10%
Paid or credited to policyholders	**4,959**	4,081	22%	**8,960**	8,897	1%
Net income - common shareholders before adjustments (1)	**461**	455	1%	**907**	878	3%
Adjustments after tax (1)	**-**	9		**-**	13	
Net income - common shareholders	**461**	446	3%	**907**	865	5%
Per common share						
Basic earnings before adjustments (1)	**$ 0.516**	$ 0.511	1%	**$ 1.017**	$ 0.986	3%
Adjustments after tax (1)	**-**	0.011		**-**	0.015	
Basic earnings after adjustments	**0.516**	0.500	3%	**1.017**	0.971	5%
Dividends paid	**0.22375**	0.195	15%	**0.44750**	0.390	15%
Book value				**10.17**	9.64	5%
Return on common shareholders' equity (12 months):						
Net income before adjustments (1)				**21.9%**	20.6%	
Net income				**21.7%**	20.3%	
At June 30						
Total assets				**$ 112,945**	$ 98,254	15%
Segregated funds assets				**78,349**	71,878	9%
Total assets under administration				**$ 191,294**	$ 170,132	12%
Share capital and surplus				**$ 10,162**	$ 9,085	12%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended June 30, 2005 includes restructuring costs related to the acquisition of $9 after tax, or $0.011 per common share. Shareholder net income for the six months ended June 30, 2005 includes restructuring costs related to the acquisition of $13 after tax, or $0.015 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	June 30, 2006	December 31, 2005	June 30, 2005
Assets			
Bonds	$ 60,479	$ 59,298	$ 56,446
Mortgage loans	14,855	14,605	14,659
Stocks	4,236	4,028	3,635
Real estate	1,868	1,842	1,785
Loans to policyholders	6,670	6,646	6,778
Cash and certificates of deposit	3,186	2,961	2,826
Funds held by ceding insurers	11,526	2,556	2,106
Goodwill	5,324	5,327	5,329
Intangible assets	1,452	1,453	1,483
Other assets (note 4)	3,349	3,445	3,207
Total assets	$ 112,945	$ 102,161	$ 98,254
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 81,105	$ 71,263	$ 67,183
Provision for claims	1,110	999	1,209
Provision for policyholder dividends	537	535	591
Provision for experience rating refunds	378	401	468
Policyholder funds	2,134	2,088	2,048
	85,264	75,286	71,499
Debentures and other debt instruments (note 5)	2,204	1,903	2,073
Funds held under reinsurance contracts	3,954	4,089	4,331
Other liabilities (note 6)	4,019	4,231	4,072
Repurchase agreements	1,049	1,023	1,213
Deferred net realized gains	2,693	2,598	2,453
	99,183	89,130	85,641
Preferred shares (note 9)	775	787	797
Capital trust securities and debentures (note 7)	647	648	650
Non-controlling interests (note 8)			
Participating surplus in subsidiaries	1,814	1,741	1,714
Preferred shares issued by subsidiaries	209	209	209
Perpetual preferred shares issued by subsidiaries	155	157	158
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	1,099	799	499
Common shares	4,671	4,660	4,658
Accumulated surplus	5,338	4,860	4,385
Contributed surplus	23	19	17
Currency translation account	(969)	(849)	(474)
	10,162	9,489	9,085
Liabilities, share capital and surplus	$ 112,945	$ 102,161	$ 98,254

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Operations				
Net income	**$ 475**	$ 453	**$ 931**	$ 879
Adjustments for non-cash items:				
Change in policy liabilities	**274**	579	**403**	1,458
Change in funds held by ceding insurers	**379**	102	**431**	230
Change in funds held under reinsurance contracts	**(19)**	(70)	**(97)**	(68)
Change in current income taxes payable	**15**	82	**(74)**	(71)
Future income tax expense	**26**	(18)	**78**	102
Other	**649**	436	**75**	100
Cash flows from operations	**1,799**	1,564	**1,747**	2,630
Financing Activities				
Issue of common shares	**5**	2	**17**	12
Issue of preferred shares	**300**	-	**300**	-
Purchased and cancelled common shares	**(15)**	(14)	**(30)**	(27)
Redemption of preferred shares	**(12)**	-	**(12)**	-
Issue of subordinated debentures in subsidiary	**336**	-	**336**	-
Repayment of debentures and other debt instruments	**(10)**	(21)	**(22)**	(22)
Share issue costs	**(6)**	-	**(6)**	-
Dividends paid	**(213)**	(181)	**(423)**	(362)
	385	(214)	**160**	(399)
Investment Activities				
Bond sales and maturities	**9,570**	11,326	**22,353**	20,549
Mortgage loan repayments	**473**	725	**911**	1,567
Stock sales	**262**	360	**556**	600
Real estate sales	**(74)**	32	**45**	68
Change in loans to policyholders	**(133)**	(135)	**(220)**	(172)
Change in repurchase agreements	**4**	278	**118**	390
Investment in bonds	**(10,782)**	(12,535)	**(23,526)**	(22,063)
Investment in mortgage loans	**(673)**	(771)	**(1,205)**	(1,741)
Investment in stocks	**(285)**	(363)	**(638)**	(752)
Investment in real estate	**(44)**	(173)	**(116)**	(225)
	(1,682)	(1,256)	**(1,722)**	(1,779)
Effect of changes in exchange rates on cash and certificates of deposit	**10**	(72)	**40**	(98)
Increase in cash and certificates of deposit	**512**	22	**225**	354
Cash and certificates of deposit, beginning of period	**2,674**	2,804	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 3,186**	$ 2,826	**$ 3,186**	$ 2,826

	For the six months ended June 30, 2006				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,809	$ 124	$ 6	$ -	$ 1,939
Mortgage loans	431	24	1	-	456
Stocks	65	124	-	-	189
Real estate	54	29	-	-	83
Other	206	-	-	(34)	172
	$ 2,565	$ 301	$ 7	$ (34)	$ 2,839

	For the six months ended June 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,567	$ 131	$ 19	$ -	$ 1,717
Mortgage loans	446	27	15	-	488
Stocks	74	88	-	-	162
Real estate	75	19	-	-	94
Other	185	-	-	(27)	158
	$ 2,347	$ 265	$ 34	$ (27)	$ 2,619

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Interest on long-term debentures and other debt instruments	$ 30	$ 30	$ 57	$ 59
Preferred share dividends	9	9	19	19
Interest on capital trust debentures	12	12	24	24
Other	2	-	3	-
Distributions on capital trust securities held by consolidated group as temporary investments	(2)	(2)	(5)	(5)
Total	$ 51	$ 49	$ 98	$ 97

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 4.9% to 5.5% (4.0% to 5.0% in 2005)	$ 103	$ 112	$ 97
Revolving credit in respect of reinsurance business with interest rates from 5.8% to 5.9% maturing within one year (5.0% to 5.2% in 2005)	2	14	18
Total short term	105	126	115
Long term			
Operating:			
Notes payable with interest rate of 8.0%	8	9	10
Capital:			
Lifeco			
Five year term facility	-	-	150
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,150
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	8	13	32
	558	563	582
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	197	205	216
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	336	-	-
Total long term	2,099	1,777	1,958
Total debentures and other debt instruments	$ 2,204	$ 1,903	$ 2,073

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2006 and June 30, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West Life	**$ 30**	$ 30	**$ 59**	$ 60
London Life	**190**	155	**352**	304
Canada Life	**45**	47	**92**	90
GWL&A	**26**	30	**69**	80
Policyholder dividends				
Great-West Life	**(25)**	(24)	**(51)**	(48)
London Life	**(141)**	(135)	**(280)**	(267)
Canada Life	**(44)**	(46)	**(90)**	(89)
GWL&A	**(24)**	(28)	**(64)**	(77)
Net income	**57**	29	**87**	53
Preferred shareholder dividends of subsidiaries	**5**	4	**9**	9
Total	**$ 62**	$ 33	**$ 96**	$ 62

(b) The carrying value of non-controlling interests consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Participating surplus:			
Great-West Life	**$ 380**	$ 372	$ 372
London Life	**1,218**	1,151	1,118
Canada Life	**27**	25	18
GWL&A	**189**	193	206
	$ 1,814	$ 1,741	$ 1,714
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**10**	12	13
	$ 155	$ 157	$ 158

10. Stock Based Compensation

50,000 options were granted under the Company's stock option plan during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second quarter of 2005). The weighted-average fair value of options granted during the six months ended June 30, 2006 were $5.48 per option ($6.68 per option during the six months ended June 30, 2005). Compensation expense of $5 after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2006 ($3 after tax for the six months ended June 30, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Pension benefits	**$ 18**	$ 15	**$ 37**	$ 33
Other benefits	**5**	12	**12**	22
Total	**$ 23**	$ 27	**$ 49**	$ 55

12. Earnings Per Common Share

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
a) Earnings				
Net income - common shareholders	**$ 461**	$ 446	**$ 907**	$ 865
b) Number of common shares				
Average number of common shares outstanding			**890,989,489**	890,986,618
Add:				
-Potential exercise of outstanding stock options			**6,649,699**	7,892,591
Average number of common shares outstanding - diluted basis			**897,639,188**	898,879,209
Earnings per common share				
Basic	**$ 0.516**	$ 0.500	**$ 1.017**	$ 0.971
Diluted	**$ 0.513**	$ 0.496	**$ 1.010**	$ 0.962

GREAT-WEST LIFECO INC.

14. Segmented Information

Consolidated Operations

For the three months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,636	$ 677	$ 2,131	$ -	$ 4,444
Net investment income	686	337	493	-	1,516
Fee and other income	223	290	154	-	667
Total income	2,545	1,304	2,778	-	6,627
Benefits and expenses:					
Paid or credited to policyholders	1,617	843	2,499	-	4,959
Other	527	286	176	1	990
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	397	175	102	(1)	673
Income taxes	91	44	(5)	6	136
Net income before non-controlling interests	306	131	107	(7)	537
Non-controlling interests	50	4	8	-	62
Net income - shareholders	256	127	99	(7)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 127	$ 96	$ (7)	$ 461

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,211	$ 1,369	$ 3,559	$ -	$ 8,139
Net investment income	1,370	672	797	-	2,839
Fee and other income	439	587	298	-	1,324
Total income	5,020	2,628	4,654	-	12,302
Benefits and expenses:					
Paid or credited to policyholders	3,145	1,681	4,134	-	8,960
Other	1,147	575	277	2	2,001
Amortization of finite life intangible assets	7	-	2	-	9
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	721	372	241	(2)	1,332
Income taxes	173	105	19	8	305
Net income before non-controlling interests	548	267	222	(10)	1,027
Non-controlling interests	78	6	12	-	96
Net income - shareholders	470	261	210	(10)	931
Perpetual preferred share dividends	21	-	3	-	24
Net income - common shareholders	$ 449	$ 261	$ 207	$ (10)	$ 907